# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NextNav Inc., CIK 0001865631
CUSIP: 65345N106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11911 Freedom Dr., Ste. 200, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001975843

## Reporting persons
- OSI Capital Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,260,166; sole dispositive power 0; shared dispositive power 13,260,166; aggregate amount beneficially owned 13,260,166 (9.8% of the class)
  Comment: The number of shares beneficially owned consists of (i) 13,235,166 shares of common stock, par value $0.0001 per share ("Common Stock"), and (ii) 25,000 warrants ("Warrants") that are exercisable for 25,000 shares of Common Stock ("Warrant Shares"), all of which are directly held by Black Feathers, L.P. ("Black Feathers"). The Warrants (i) became exercisable on November 27, 2021, (ii) are exercisable at a price of $11.50 per Warrant Share and (iii) expire on October 28, 2026. The percent of class is based upon 134,829,088 shares of Common Stock outstanding as of November 3, 2025 according to the Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 6, 2025.
- Black Feathers, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 13,260,166; sole dispositive power 0; shared dispositive power 13,260,166; aggregate amount beneficially owned 13,260,166 (9.8% of the class)
  Comment: The number of shares beneficially owned consists of (i) 13,235,166 shares of Common Stock and (ii) 25,000 Warrants that are exercisable for 25,000 Warrant Shares, all of which are directly held by Black Feathers. The Warrants (i) became exercisable on November 27, 2021, (ii) are exercisable at a price of $11.50 per Warrant Share and (iii) expire on October 28, 2026. The percent of class is based upon 134,829,088 shares of Common Stock outstanding as of November 3, 2025 according to the Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 6, 2025.
- Edward Neil Halliday: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 13,260,166; sole dispositive power 0; shared dispositive power 13,260,166; aggregate amount beneficially owned 13,260,166 (9.8% of the class)
  Comment: The number of shares beneficially owned consists of (i) 13,235,166 shares of Common Stock and (ii) 25,000 Warrants that are exercisable for 25,000 Warrant Shares, all of which are directly held by Black Feathers. The Warrants (i) became exercisable on November 27, 2021, (ii) are exercisable at a price of $11.50 per Warrant Share and (iii) expire on October 28, 2026. The percent of class is based upon 134,829,088 shares of Common Stock outstanding as of November 3, 2025 according to the Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 6, 2025.
- Tivin Turchiaro: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 13,260,166; sole dispositive power 0; shared dispositive power 13,260,166; aggregate amount beneficially owned 13,260,166 (9.8% of the class)
  Comment: The number of shares beneficially owned consists of (i) 13,235,166 shares of Common Stock and (ii) 25,000 Warrants that are exercisable for 25,000 Warrant Shares, all of which are directly held by Black Feathers. The Warrants (i) became exercisable on November 27, 2021, (ii) are exercisable at a price of $11.50 per Warrant Share and (iii) expire on October 28, 2026. The percent of class is based upon 134,829,088 shares of Common Stock outstanding as of November 3, 2025 according to the Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 6, 2025.
- Roderick M. Forrest: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 13,260,166; sole dispositive power 0; shared dispositive power 13,260,166; aggregate amount beneficially owned 13,260,166 (9.8% of the class)
  Comment: The number of shares beneficially owned consists of (i) 13,235,166 shares of Common Stock and (ii) 25,000 Warrants that are exercisable for 25,000 Warrant Shares, all of which are directly held by Black Feathers. The Warrants (i) became exercisable on November 27, 2021, (ii) are exercisable at a price of $11.50 per Warrant Share and (iii) expire on October 28, 2026. The percent of class is based upon 134,829,088 shares of Common Stock outstanding as of November 3, 2025 according to the Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 6, 2025.

## Item 1. Issuer
Name of issuer: NextNav Inc.
Address of issuer's principal executive offices: 11911 Freedom Dr., Ste. 200, Reston, Virginia 20190

## Item 2. Person Filing
Name of person filing:
This Amendment No. 2 (this "Amendment") to the Schedule 13G originally filed on May 26, 2023, as amended by Amendment No. 1 filed on February 13, 2024, is jointly filed by:

1. OSI Capital Management LLC ("OSI"), as the general partner of Black Feathers, L.P. ("Black Feathers"), with respect to the shares of Common Stock of NextNav Inc. (the "Issuer") directly held by Black Feathers;

2. Black Feathers with respect to the shares of Common Stock of the Issuer directly held by Black Feathers;

3. Edward Neil Halliday ("Halliday"), as a manager of OSI, the general partner of Black Feathers, with respect to the shares of Common Stock directly held by Black Feathers;

4. Tivin Turchiaro ("Turchiaro"), as a manager of OSI, the general partner of Black Feathers, with respect to the shares of Common Stock directly held by Black Feathers; and

5. Roderick M. Forrest ("Forrest" and collectively with Halliday and Turchiaro, the "OSI Managers"), as a manager of OSI, the general partner of Black Feathers, with respect to the shares of Common Stock directly held by Black Feathers.

OSI, Black Feathers and the OSI Managers are hereinafter collectively referred to as the "Reporting Persons". The Reporting Persons are filing this Amendment jointly, but not as members of a group, and each disclaims membership in a group.
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:
c/o OSI Capital Management LLC
'Victoria Place' 31 Victoria Street
Hamilton, HM 10 Bermuda
Citizenship: OSI is a Delaware limited liability company. Black Feathers is a Bermuda limited partnership. Halliday and Forrest are citizens of the United Kingdom. Turchiaro is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
OSI, as the general partner of Black Feathers, and the OSI Managers, as the managers of OSI, may be deemed to beneficially own the shares of Common Stock directly held by Black Feathers. OSI, as the general partner of Black Feathers, and the OSI Managers, as managers of OSI, have the shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, the shares of Common Stock directly held by Black Feathers. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock directly held by Black Feathers. The filing of this Amendment shall not be construed as an admission that OSI or any OSI Manager is, for purposes of Section 13(d) or 13(g) of the Act, a beneficial owner of any of the shares of Common Stock covered by this Amendment.
Each of the Reporting Persons may be deemed to beneficially own the 13,260,166 shares of Common Stock directly held by Black Feathers, which consist of (i) 13,235,166 shares of Common Stock and (ii) 25,000 warrants that are exercisable for 25,000 shares of Common Stock.
Percent of class: 9.8%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 13,260,166
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 13,260,166

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- OSI Capital Management LLC: /s/ Edward Neil Halliday, Edward Neil Halliday, Manager (02/17/2026)
- Black Feathers, L.P.: /s/ Edward Neil Halliday, Edward Neil Halliday, Manager of the General Partner (02/17/2026)
- Edward Neil Halliday: /s/ Edward Neil Halliday, Edward Neil Halliday (02/17/2026)
- Tivin Turchiaro: /s/ Tivin Turchiaro, Tivin Turchiaro (02/17/2026)
- Roderick M. Forrest: /s/ Roderick M. Forrest, Roderick M. Forrest (02/17/2026)